

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Michael Balkin
Chief Executive Officer
Foresight Acquisition Corp.
233 N. Michigan Avenue
Suite 1410
Chicago, IL 60601

> **Re: Foresight Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 19, 2021**
> **File No. 333-251978**

Dear Mr. Balkin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. Please revise your prospectus disclosure to clarify, if true, that the exclusive forum provision in your amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act. We note the related statement in Exhibit 3.2. In that regard, your disclosure on pages 75 and 161 that the provision will not apply to suits brought to enforce any liability or duty created by the "Securities Act or the Exchange Act or otherwise arising under federal securities laws, for which the federal district courts of the United States of America shall be the sole and exclusive forum," suggests that the provision selects a federal forum for certain claims.

2.   We note that the form of warrant agreement filed as Exhibit 4.4 provides that the
Company agrees that any action, proceeding or claim against it arising out of or relating in
any way to the agreement shall be brought and enforced in the courts of the State of New
York or the United States District Court for the Southern District of New York, and
irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum
for any such action, proceeding or claim. If this provision requires investors in this
offering to bring any such action, proceeding or claim in the courts of the State of New
York or the United States District Court for the Southern District of New York, please
disclose such provision in your registration statement, and disclose whether this provision
applies to actions arising under the Securities Act or Exchange Act. If the provision
applies to actions arising under the Securities Act or Exchange Act, please also add related
risk factor disclosure. If this provision does not apply to actions arising under the
Securities Act or Exchange Act, please also ensure that the provision in the warrant
agreement states this clearly.

 You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments
on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other
questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: Jason Simon, Esq.